Exhibit 99.2

WOORI FINANCIAL GROUP INC.

SEPERATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2020 AND FOR THE THREE-MONTH PERIOD

ENDED MARCH 31, 2020 AND THE FOR PERIOD FROM

JANUARY 11, 2019 (DATE OF INCORPORATION) TO MARCH 31, 2019

WOORI FINANCIAL GROUP INC.

Page(s)
Report on Review of Separate Interim Financial Statements	1-2

Separate Interim Financial Statements

Separate Interim Statements of Financial Position	4

Separate Interim Statements of Comprehensive Income	5

Separate Interim Statements of Changes in Equity	6

Separate Interim Statements of Cash Flows	7-8

Notes to the Separate Interim Financial Statements	9-38

Report on Review of Separate Interim Financial Statements

English Translation of a Report Originally Issued in Korean on May 15, 2020

To the Shareholders and the Board of Directors of Woori Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying separate interim financial statements of Woori Financial Group (the “Company”). These financial statements consist of the separate interim statement of financial position of the Company as at March 31, 2020 and the related separate interim statements of comprehensive income, changes in equity and cash flows for the three-month period ended March 31, 2020, and a summary of significant accounting policies and other explanatory notes, expressed in Korean Won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these separate interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these separate interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying separate interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Emphasis of Matters

Without qualifying our conclusion, we draw attention to Note 3 of the financial statements. As explained in Note 3, the outbreak of COVID-19 in 2020 has had a significant impact on the global economy including Korea. Financial and economic conditions arising may have a negative impact on the Company’s financial condition and results of operations in various forms both domestically and internationally.

The Company is monitoring the impact of COVID-19, but the overall instability of the global macroeconomic environment presents difficulties in predicting the financial impact thereof as of the end of this quarter. The Company’s interim financial statements does not reflect this impact.

Other Matters

The separate interim financial statements of comprehensive income, changes in equity and cash flows for the three-month period ended March 31, 2019, presented herein for comparative purposes, were reviewed by Deloitte Anjin LLC whose report dated May 15, 2019. Based on their review, nothing has come to their attention that causes them to believe the accompanying financial statements do not present fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

The separate financial statements of the Company for the year ended December 31, 2019, were audited by Deloitte Anjin LLC who expressed an unqualified opinion on those statements, not presented herein, on March 16, 2020. The separate statement of financial position as at December 31, 2019, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2019.

/s/ Samil PricewaterhouseCoopers

May 15, 2020

Notice to Readers

This report is effective as of May 15, 2020 the review report date. Certain subsequent events or circumstances may have occurred between the review report date and the time the review report is read. Such events or circumstances could significantly affect the separate interim financial statements and may result in modifications to the review report.

WOORI FINANCIAL GROUP INC.

SEPERATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2020 AND FOR THE THREE MONTHS ENDED

MARCH 31, 2020 AND THE FOR PERIOD FROM JANUARY 11, 2019

(DATE OF INCORPORATION) TO MARCH 31, 2019

The accompanying separate interim financial statements including all footnote disclosures were prepared by, and are the responsibility of, the management of Woori Financial Group Inc.

Tae Seung Sohn

President and Chief Executive Officer

Main Office Address: (Road Name Address) 51, Sogong-ro, Jung-gu, Seoul

(Phone Number)    02-2125-2000

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2020 (UNAUDITED) AND DECEMBER 31, 2019

	March 31, 2020	December 31, 2019
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Notes 5 and 28)	1,089,749	43,670
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 6, 8 and 16)	9,434	9,434
Loans and other financial assets at amortized cost (Notes 4, 7, 8 and 28)	1,288,798	1,269,203
Investments in subsidiaries (Notes 9 and 28)	19,873,593	19,873,593
Premises and equipment (Notes 10 and 28)	8,021	7,383
Intangible assets (Note 11)	4,404	3,310
Current tax assets (Note 25)	1,710	—
Other assets (Notes 12)	205	—

Total assets	22,275,914	21,206,593

LIABILITIES
Debentures (Notes 4, 8 and 13)	947,734	947,679
Provisions (Note 14)	711	600
Net defined benefit liability (Note 15)	10,377	3,482
Current tax liabilities (Note 25)	133,526	133,526
Deferred tax liabilities (Note 25)	973	154
Other financial liabilities (Notes 4,8,16, 28 and 29)	531,074	10,745
Other liabilities (Notes 16 and 28)	1,146	4,142

Total liabilities	1,625,541	1,100,328

EQUITY
Equity
Capital stock	3,611,338	3,611,338
Hybrid securities	1,396,636	997,544
Capital surplus	14,874,084	14,874,084
Other equity	(1,845)	(631)
Retained earnings	770,160	623,930
Regulatory reserve for credit loss	(692)	—
Regulatory reserve for credit loss to be reserved	(94)	(692)
Planned provision of regulatory reserve for credit loss	(94)	(692)

Total equity	20,650,373	20,106,265

Total liabilities and equity	22,275,914	21,206,593

The accompanying notes are part of this interim financial statement.

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2020

AND FOR THE PERIOD FROM JANUARY 11, 2019 (DATE OF INCORPORATION)

TO MARCH 31, 2019 (UNAUDITED)

	For the three-month period ended March 31, 2020	For the period from January 11, 2019 (date of incorporation) to March 31, 2019
	(Korean Won in millions, except for per share data)
Interest income	4,514	27
Interest expense	5,536	179

Net interest loss (Notes 8, 20 and 28)	(1,022)	(152)
Fees and commissions income	—	—
Fees and commissions expense	2,639	3,814

Net fees and commissions loss (Notes 21 and 28)	(2,639)	(3,814)
Dividend income (Notes 22 and 28)	677,795	—
General and administrative expenses (Notes 23 and 28)	(12,326)	(10,535)

Operating income (loss)	661,808	(14,501)
Other non-operating expense	(200)	(400)

Non-operating expense (Note 24)	(200)	(400)
Net income (loss) before income tax expense	661,608	(14,901)
Income tax expense (income) (Note 25)	1,279	(260)
Net income (loss)
(Net income after the provision of regulatory reserve for credit loss for the three-month period ended March 31, 2020 and the period from January 11, 2019(Date of incorporation) to March 31, 2019 is 660,235 million Won and (14,641) million Won, respectively.) (Note 18)	660,329	(14,641)

Remeasurement loss related to defined benefit plan	(1,214)	(73)

Items that will not be reclassified to profit or loss:	(1,214)	(73)

Other comprehensive loss, net of tax	(1,214)	(73)
Total comprehensive income (loss)	659,115	(14,714)

Earnings per share (Note 26)
Basic and diluted earnings per share (In Korean Won)	902	(22)

The accompanying notes are part of this interim financial statement.

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THREE-MONTH PERIOD ENDED MARCH 31, 2020

AND FOR THE PERIOD FROM JANUARY 11, 2019 (DATE OF INCORPORATION)

TO MARCH 31, 2019 (UNAUDITED)

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Total equity
	(Korean Won in millions)
January 11, 2019 (Date of incorporation)	3,400,822	—	14,565,637	—	—	17,966,459
Net loss	—	—	—	—	(14,641)	(14,641)
Remeasurement loss related to defined benefit plan	—	—	—	(73)	—	(73)
New stocks issue cost	—	—	(2)	—	—	(2)

March 31, 2019	3,400,822	—	14,565,635	(73)	(14,641)	17,951,743

January 1, 2020	3,611,338	997,544	14,874,084	(631)	623,930	20,106,265
Net income	—	—	—	—	660,329	660,329
Remeasurement loss related to defined benefit plan	—	—	—	(1,214)	—	(1,214)
Dividends to common stocks	—	—	—	—	(505,587)	(505,587)
Issuance of hybrid securities	—	399,092	—	—	—	399,092
Dividends to hybrid securities	—	—	—	—	(8,512)	(8,512)

March 31, 2020	3,611,338	1,396,636	14,874,084	(1,845)	770,160	20,650,373

The accompanying notes are part of this interim financial statement.

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2020

AND FOR THE PERIOD FROM JANUARY 11, 2019 (DATE OF INCORPORATION)

TO MARCH 31, 2019 (UNAUDITED)

	For the three-month period ended March 31, 2020	For the period from January 11, 2019 (date of incorporation) to March 31, 2019
	(Korean Won in millions)
Cash flows from operating activities:
Net income (loss)	660,329	(14,641)
Adjustments to net income (loss):
Income tax expense (income)	1,279	(260)
Interest income	(4,514)	(27)
Interest expense	5,536	179
Dividend income	(677,795)	—

	(675,494)	(108)

Additions of expenses not involving cash outflows:
Retirement benefit	421	3,795
Depreciation and amortization	1,172	682

	1,593	4,477

Deductions of income not involving cash inflows:
	—	—

	—	—

Changes in operating assets and liabilities:
Loans and other financial assets at amortized cost	(13,115)	—
Other assets	(206)	(117)
Net defined benefit liability	31	—
Other financial liabilities	12,732	(14,449)
Other liabilities	(2,996)	142

	(3,554)	(14,424)

Interest income received	3,009	21
Interest expense paid	(5,487)	(92)
Dividends received	677,795	—
Income tax paid	—	—

	675,317	(71)

Net cash used in operating activities	658,191	(24,767)

Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal in other investment assets	400,000	—

	400,000	—

Cash out-flows from investing activities:
Acquisition of premises and equipment	239	6,219
Acquisition of intangible assets	1,374	2,650
Increase on guarantee deposits for leases	709	955
Acquisition of other investment assets	400,000	—

	402,322	9,824

Net cash used in investing activities	(2,322)	(9,824)

(Continued)

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2020

AND FOR THE PERIOD FROM JANUARY 11, 2019 (DATE OF INCORPORATION)

TO MARCH 31, 2019 (UNAUDITED) (CONTINUED)

	For the three-month period ended March 31, 2020	For the period from January 11, 2019 (date of incorporation) to March 31, 2019
	(Korean Won in millions)
Cash flows from financing activities:
Cash in-flows from financing activities:
Increase in borrowings	—	38,047
Issuance of hybrid securities	399,092	—

	399,092	38,047

Cash out-flows from financing activities:
Redemption of lease liabilities	370	287
New stock issue cost	—	2

Dividends paid to hybrid securities	8,512	—

	8,882	289

Net cash provided by financing activities	390,210	37,758
Net increase in cash and cash equivalents	1,046,079	3,167
Cash and cash equivalents, beginning of the period	43,670	—

Cash and cash equivalents, end of the period (Note 5)	1,089,749	3,167

The accompanying notes are part of this interim financial statement.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2020 AND FOR THE THREE-MONTH PERIOD ENDED

MARCH 31, 2020 AND FOR THE PERIOD FROM JANUARY 11, 2019

(DATE OF INCORPORATION) TO MARCH 31, 2019

1.	GENERAL

(1)	Summary of the parent company

Woori Financial Group, Inc. (hereinafter referred to the “Company”) is primarily aimed at controlling subsidiaries that operate in the financial industry or those that are closely related to the financial industry through the ownership of shares and was established on January 11, 2019 under the Financial Holding Company Act through the comprehensive transfer with shareholders of Woori Bank, Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd. and Woori Private Equity Asset Management Co. Ltd. The headquarters of the Company is located at 51, Sogong-ro, Jung-gu, Seoul, Korea, and the capital is 3,611,338 million Won as of the end of the current term while the Korea Deposit Insurance Corp. (“KDIC”), the company’s largest shareholder, owns 124,604,797 shares (17.25%) of the company’s stocks issued. The company’s stocks were listed on the Korea Exchange on February 13, 2019, and its American Depository Shares (“ADS”) are also being traded as the underlying common stock on the New York Stock Exchange since the same date.

The details of stock transfer from the company and subsidiaries as of incorporation are as follows (Unit: Number of shares)

Stock transfer company	Total number of issued shares	Exchange ratio per share	Number of Parent company’s stocks
Woori Bank	676,000,000	1.0000000	676,000,000
Woori FIS Co., Ltd.	4,900,000	0.2999708	1,469,857
Woori Finance Research Institute Co., Ltd.	600,000	0.1888165	113,289
Woori Credit Information Co., Ltd.	1,008,000	1.1037292	1,112,559
Woori Fund Service Co., Ltd.	2,000,000	0.4709031	941,806
Woori Private Equity Asset Management Co., Ltd.	6,000,000	0.0877992	526,795

As of August 1, 2019, the company acquired a 73% interest in Woori Asset Management Co. (Formerly Tongyang Asset Management Corp.). The remaining payment was completed in August, 2019 after the request for the change of major shareholder was approved by the Financial Service Commission in July, 2019 and the company gained 100% control of Woori Global Asset Management Co., Ltd. (formerly ABL Global Asset Management Co., Ltd), and added it as a consolidated subsidiary at the end of 2019.

The company paid 598,391 million Won in cash and 42,103,377 new shares of the parent company to acquire 100% interest of Woori Card Co., Ltd. from its subsidiary Woori Bank on September 10, 2019. On the same date, the company also acquired 59.8% interest of Woori Investment Bank Co., Ltd. from Woori Bank with 392,795 million Won in cash.

As of December 30, 2019, the company acquired 67.2% interests in Woori Asset Trust Co. (formerly Kukje Asset Trust Co.).

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The Company’s separate financial statements are interim financial statements prepared in applying International Accounting Standards (“IAS”) 34, Interim Financial Reporting for some of periods in which the annual separate financial statements belong. It is necessary to use the Company’s annual separate financial statements for the year ended December 31, 2019 for understanding of the accompanying interim financial statements.

1)

Except for the impacts on the newly adopted standards and interpretations explained below, the accounting policies applied in preparing the accompanying interim financial statements have been applied consistently with the annual financial statements as of and for the year ended December 31, 2019.

•	Amendments to Korean IFRS 1001 Presentation of Financial Statements and Korean IFRS 1008 Accounting policies, changes in accounting estimates and errors – Definition of Material

The amendments clarify the explanation of the definition of material and amended Korean IFRS 1001 and Korean IFRS 1008 in accordance with the clarified definitions. Materiality is assessed by reference to omission or misstatement of material information as well as effects of immaterial information, and to the nature of the users when determining the information to be disclosed by the Company. The amendment does not have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1103 Business Combination – Definition of a Business

To consider the integration of the required activities and assets as a business, the amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs and excludes economic benefits from the lower costs. An entity can apply a concentration test, an optional test, where substantially all of the fair value of gross assets acquired is concentrated in a single asset or a group of similar assets, the assets acquired would not represent a business. The amendment does not have a significant impact on the financial statements.

•

Amendments to Korean IFRS 1109 Financial Instruments, Korean IFRS 1039 Financial Instruments: Recognition and Measurement and Korean IFRS 1107 Financial Instruments: Disclosure – Interest Rate Benchmark Reform

The amendments allow to apply the exceptions when forward-looking analysis is performed in relation the application of hedge accounting while uncertainties arising from interest rate benchmark reform exist. The exceptions require the Company assumes that the interest rate benchmark on which the hedged items and the hedging instruments are based on is not altered as a result of interest rate benchmark reform, when determining whether the expected cash flows are highly probable, whether an economic relationship between the hedged item and the hedging instrument exists, and when assessing the hedging relationship is highly effective. The amendments do not have a significant impact on the financial statements.

2)	There are no new accounting standards and interpretations that have been published that are not mandatory for March 31, 2020 reporting periods and have not been early adopted by the Company.

3)

Significant accounting policies and method of computation used in the preparation of the condensed interim financial statements are consistent with those of the annual financial statements for the year ended December 31, 2019, except for the changes due to the application of amendment and enactments of standards described in Note 2.(1) and the one described below.

•	Income tax expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The outbreak of COVID-19 in 2020 has had a significant impact on the global economy including Korea. Financial and economic conditions arising may have a negative impact on the Company’s financial condition and results of operations in various forms both domestically and internationally. The Company is closely monitoring the impact of COVID-19 but the overall instability of the global macroeconomic environment presents difficulties in predicting the financial impact thereof as of the end of this quarter.

The management shall make judgements, estimates and assumptions that affect the application of accounting policies and application of assets, liabilities and revenues and expenses in preparing condensed interim financial statements. Therefore, the actual results may differ from these estimates.

The important judgements by the management on accounting policies and the main sources of estimation uncertainty for preparing condensed interim financial statements are identical to ones used in the Company’s annual separate financial statements for the year ended December 31, 2019, except for the methods of estimation used to determine income tax expense.

4.	RISK MANAGEMENT

The Company is exposed to various risks that may arise from its operating activities and credit risk, market risk and liquidity risk are the main types of risks. In order to manage such risks, the Risk Management Committee analyzes, assesses, and establishes risk management standards, including policies, guidelines, management systems and decision-making to ensure sound management of the Group.

The Risk Management Committee, Chief Risk Officer (“CRO”) and the Risk Management Department are operated as risk management organizations. The board of directors operates the Risk Management Committee, composed of nonexecutive directors for professional risk management. The Risk Management Committee performs as the top decision-making body for risk management by establishing fundamental risk management policies that are consistent with the Group’s management strategy and by determining the Group’s acceptable level of risk.

CRO assists the Risk Management Committee and operates the Group Risk Management Council, which is composed of the risk management managers of the subsidiaries, to periodically check and improve the external environment and the Group’s risk burden. The Risk Management Department which is independently structured, controls the risk management matter of the Group and reports key risks and assists decision-making.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Company’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1) Credit risk management

The Company measures expected loss on assets subject to credit risk management and uses it as a management indicator.

2) Maximum exposure to credit risk

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

		March 31, 2020	December 31, 2019
Loans and other financial assets at amortized cost	Banks	1,234,711	1,228,918
	Corporates	54,087	40,285

	Sub-total	1,288,798	1,269,203

Financial assets at FVTPL	Derivative assets	9,434	9,434

	Total	1,298,232	1,278,637

a) Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	March 31, 2020	December 31, 2019
	Korea	Korea
Loans and other financial assets at amortized cost	1,288,798	1,269,203
Financial assets at FVTPL	9,434	9,434

Total	1,298,232	1,278,637

b) Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are finance and insurance, and others in accordance with the Korea Standard Industrial Classification Code as of March 31, 2020 and December 31, 2019 (Unit: Korean Won in millions):

	March 31, 2020
	Finance and insurance	Others	Total
Financial assets at FVPTL	9,434	—	9,434
Loans and other financial assets at amortized cost	1,285,956	2,842	1,288,798

Total	1,295,390	2,842	1,298,232

	December 31, 2019
	Finance and insurance	Others	Total
Financial assets at FVPTL	9,434	—	9,434
Loans and other financial assets at amortized cost	1,267,228	1,975	1,269,203

Total	1,276,662	1,975	1,278,637

3) Credit risk exposure

The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL as of March 31, 2020 and December 31, 2019 is as follows (Unit: Korean Won in millions):

	March 31, 2020
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
Financial assets	Above appropriate credit rating (*1)	Less than a limited credit rating (*3)	Above appropriate credit rating (*2)	Less than a limited credit rating (*3)
Loans and other financial assets at amortized cost	1,289,061	—	—	—	—	1,289,061	(263)	1,288,798
Banks	1,234,974	—	—	—	—	1,234,974	(263)	1,234,711
Corporates	54,087	—	—	—	—	54,087	—	54,087
General business	54,087	—	—	—	—	54,087	—	54,087

Total	1,289,061	—	—	—	—	1,289,061	(263)	1,288,798

(*1)	Credit grade of corporates are AAA ~ BBB.
(*2)	Credit grade of corporates are A- ~ BBB.
(*3)	Credit grade of corporates are BBB- ~ C.

	December 31, 2019
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
Financial assets	Above appropriate credit rating (*1)	Less than a limited credit rating (*3)	Above appropriate credit rating (*2)	Less than a limited credit rating (*3)
Loans and other financial assets at amortized cost	1,269,466	—	—	—	—	1,269,466	(263)	1,269,203
Banks	1,229,181	—	—	—	—	1,229,181	(263)	1,228,918
Corporates	40,285	—	—	—	—	40,285	—	40,285
General business	40,285	—	—	—	—	40,285	—	40,285

Total	1,269,466	—	—	—	—	1,269,466	(263)	1,269,203

(*1)	Credit grade of corporates are AAA ~ BBB.
(*2)	Credit grade of corporates are A- ~ BBB.
(*3)	Credit grade of corporates are BBB- ~ C.

(2)	Market risk

Market risk is the possible risk of loss arising from trading position and non-trading position as a result of the volatility of market factors such as interest rates, stock prices and foreign exchange rates, and the Company’s main market risk is interest rate risk.

The Company estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows (both principal and interest), interest bearing assets and liabilities, presented by each re-pricing date, are as follows (Unit: Korean Won in millions):

	March 31, 2020
	Within 3 months (*)	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost (*)	1,822,060	401,583	—	—	—	—	2,223,643
Liability:
Debentures	5,486	5,486	5,486	5,486	87,780	1,044,376	1,154,100

	December 31, 2019
	Within 3 months (*)	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost (*)	445,070	733,330	—	—	—	—	1,178,400
Liability:
Debentures	5,486	5,486	5,486	5,487	87,780	1,049,863	1,159,588

(*)

The principal and interest cash flows of cash and cash equivalents are included in the cash flows within three months, with 1,091,228 million Won and 43,670 million Won as of March 31, 2020 and December 31, 2019, respectively.

(3)	Liquidity risk

Liquidity risk refers to the risk that the Company may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent damages from potential liquidity shortages with effective risk management that could arise from mismatching the assets and liabilities or unexpected cash outflows. The financial liabilities in the statement of financial position that are relevant to liquidity risk are incorporated within the scope of risk management.

The Company manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.).

2)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2020
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Debentures	5,486	5,486	5,486	5,486	87,780	1,044,376	1,154,100
Lease liabilities	587	587	587	168	440	—	2,369
Other financial liabilities	510,881	888	268	—	16,696	—	528,733

Total	516,954	6,961	6,341	5,654	104,916	1,044,376	1,685,202

	December 31, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Debentures	5,486	5,486	5,486	5,487	87,780	1,049,863	1,159,588
Lease liabilities	335	335	335	336	249	—	1,590
Other financial liabilities	6,131	2,043	—	183	820	—	9,177

Total	11,952	7,864	5,821	6,006	88,849	1,049,863	1,170,355

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2020
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Debentures	5,486	5,486	5,486	5,486	87,780	1,044,376	1,154,100
Lease liabilities	587	587	587	168	440	—	2,369
Other financial liabilities	510,881	888	268	—	16,696	—	528,733

Total	516,954	6,961	6,341	5,654	104,916	1,044,376	1,685,202

	December 31, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Debentures	5,486	5,486	5,486	5,487	87,780	1,049,863	1,159,588
Lease liabilities	335	335	335	336	249	—	1,590
Other financial liabilities	6,131	2,043	—	183	820	—	9,177

Total	11,952	7,864	5,821	6,006	88,849	1,049,863	1,170,355

5.	STATEMENTS OF CASH FLOWS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	March 31, 2020	December 31, 2019
Demand deposits	39,749	43,670
Fixed deposits	1,050,000	—

(2)	Significant transactions of investing activities and financing activities not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2020	For the period from January 11, 2019 (date of incorporation) to March 31, 2019
Changes in unpaid dividends on common stocks	505,587	—
Changes in premises and equipment related to account payables	5	4
Changes in intangible assets related to account payables	35	649
Changes in right-of-use assets due to new contract	1,251	3,409
Changes in lease liabilities due to new contract	1,135	2,782
Comprehensive stock transfer	—	17,982,783

6.	FINANCIAL ASSETS AT FVTPL

(1)	Details of financial assets at FVTPL as of March 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	March 31, 2020	December 31, 2019
Financial assets at fair value through profit or loss mandatorily measured at fair value	9,434	9,434

(2)	Financial assets at fair value through profit or loss mandatorily measured at fair value are as follows (Unit: Korean Won in millions):

	March 31, 2020	December 31, 2019
Derivatives assets	9,434	9,434

(3)	Financial assets at FVTPL designated as upon initial recognition is nil among financial assets at FVTPL as of March 31, 2020 and December 31, 2019.

7.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost as of March 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	March 31, 2020	December 31, 2019
Due from banks	1,129,738	1,129,738
Other financial assets	159,060	139,465

Total	1,288,798	1,269,203

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	March 31, 2020	December 31, 2019
Due from banks in local currency:
Due from depository banks	1,130,000	1,130,000
Loss allowance	(262)	(262)

Total	1,129,738	1,129,738

(3)	Changes in the allowance for credit losses and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

For the three-month period ended March 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(262)	—	—	(262)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of allowance for credit loss	—	—	—	—

Ending balance	(262)	—	—	(262)

2)	Gross carrying amount

For the three-month period ended March 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	1,130,000	—	—	1,130,000
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase (decrease)	—	—	—	—

Ending balance	1,130,000	—	—	1,130,000

(4)	Details of other financial assets are as follows (Unit: Korean Won in millions):

	March 31, 2020	December 31, 2019
Receivables	152,279	134,891
Accrued income	5,141	3,641
Lease deposits	1,641	934
Allowance for credit losses	(1)	(1)

Total	159,060	139,465

(5)	Changes in the allowances for credit losses and gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

For the three-month period ended March 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(1)	—	—	(1)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of allowance for credit loss	—	—	—	—

Ending balance	(1)	—	—	(1)

2)	Gross carrying amount

	For the three-month period ended March 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	139,466	—	—	139,466
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase (decrease)	19,595	—	—	19,595

Ending balance	159,061	—	—	159,061

8.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments characteristics and market condition such as volume of transactions and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Company’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•

Level 3— fair value measurements are those derived from valuation technique that include inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	March 31, 2020
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss mandatorily measured at fair value
Derivative assets	—	—	9,434	9,434

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss mandatorily measured at fair value
Derivative assets	—	—	9,434	9,434

Financial assets measured at FVTPL are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Company determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

	Valuation methods	Input variables
Derivatives	The fair value is measured considering the price and volatility of the underlying assets using the Binomial Tree, a commonly used technique in the market	Values of underlying assets, volatility, risk-free market return, corporate bond yield rate

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Type	Significant unobservable inputs	Range	Impact of changes in significant unobservable inputs on fair value measurement
Derivative assets	Option valuation model and others	Equity related	Value of underlying assets and volatility	12.58%~15.38%	Variation of fair value increases as value of underlying assets and volatility increases.

The fair value of financial assets classified as level 3 uses external valuation figures.

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2020
	Beginning balance	Net Income (loss)	Other comprehensive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3	Ending balance
Financial assets:
Financial assets at fair value through profit or loss
Derivative assets	9,434	—	—	—	—	—	9,434

(4)	Sensitivity analysis results on reasonable fluctuation of the significant unobservable input variables for the fair value of Level 3 financial instruments are as follows.

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for equity related derivatives of which fair value changes are recognized as net income among level 3 financial instruments.

The following table presents the sensitivity analysis to disclose the effect of reasonably possible volatility on the fair value of a Level 3 financial instruments (Unit: Korean Won in millions):

	March 31, 2020
	Net income (loss)
	Favorable	Unfavorable
Financial assets:
Financial assets at fair value through profit or loss mandatorily measured at fair value
Derivative assets (*)	943	(943)

(*)

Fair value changes of equity related derivatives are calculated by increasing or decreasing stock price volatility rate of underlying assets and correlation, which are major unobservable variables, by 10%, respectively.

	December 31, 2019
	Net income (loss)
	Favorable	Unfavorable
Financial assets:
Financial assets at fair value through profit or loss mandatorily measured at fair value
Derivative assets (*)	943	(943)

(*)

Fair value changes of equity related derivatives are calculated by increasing or decreasing stock price volatility rate of underlying assets and correlation, which are major unobservable variables, by 10%, respectively.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	March 31, 2020
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:
Loans and other financial assets at amortized cost (*)	—	—	1,288,798	1,288,798	1,288,798
Financial liabilities:
Debentures	—	983,860	—	983,860	947,734
Other financial liabilities (*)	—	—	531,074	531,074	531,074

(*)	The carrying amount is disclosed at fair value considering the carrying amount as an approximation of fair value.

	December 31, 2019
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:
Loans and other financial assets at amortized cost (*)	—	—	1,269,203	1,269,203	1,269,203
Financial liabilities:
Debentures	—	951,387	—	951,387	947,679
Other financial liabilities (*)	—	—	10,745	10,745	10,745

(*)	The carrying amount is disclosed at fair value considering the carrying amount as an approximation of fair value.

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the company determines the fair value using valuation methods. For the disclosed items in which book value is considered to be the approximate value of fair value, valuation techniques and input variables are not disclosed. Valuation techniques and input variables for the fair value of financial assets and liabilities that are recorded at amortized cost are as follows:

	Valuation methods	Input variables
Debentures	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Company.	Risk-free market rate, etc.

(6)	Financial instruments by category

Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	March 31, 2020			December 31, 2019
Financial assets	Financial assets at FVTPL	Financial assets at amortized cost	Total	Financial assets at FVTPL	Financial assets at amortized cost	Total
Deposits	—	1,129,738	1,129,738	—	1,129,738	1,129,738
Derivative assets	9,434	—	9,434	9,434	—	9,434
Other financial assets	—	159,060	159,060	—	139,465	139,465

Total	9,434	1,288,798	1,298,232	9,434	1,269,203	1,278,637

	March 31, 2020			December 31, 2019
Financial liabilities	Financial liabilities at amortized cost	Lease liabilities	Total	Financial liabilities at amortized cost	Lease liabilities	Total
Debentures	947,734	—	947,734	947,679	—	947,679
Other financial liabilities	528,733	2,341	531,074	9,177	1,568	10,745

Total	1,476,467	2,341	1,478,808	956,856	1,568	958,424

(7)	Income or expense from financial instruments by category

Income or expense from financial assets and liabilities by each category for the three-month period ended March 31, 2020 and for the period from January 11, 2019 (date of incorporation) to March 31, 2019 are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2020
	Interest Income (expense)	Provision (reversal) of credit loss	Others	Total
Financial assets at FVTPL	—	—	—	—
Loans and other financial assets at amortized cost	4,514	—	—	4,514
Financial liabilities at amortized cost	(5,528)	—	—	(5,528)
Lease liabilities	(8)	—	—	(8)

Total	(1,022)	—	—	(1,022)

	For the period from January 11, 2019 (date of incorporation) to March 31, 2019
	Interest Income (expense)	Provision (reversal) of credit loss	Others	Total
Financial assets at FVTPL	—	—	—	—
Loans and other financial assets at amortized cost	27	—	—	27
Financial liabilities at amortized cost	(167)	—	—	(167)
Lease liabilities	(12)	—	—	(12)

Total	(152)	—	—	(152)

9.	INVESTMENTS IN SUBSIDIARIES

(1)	Details of Investments in subsidiaries are as follows (Unit: Korean Won in millions and number of shares):

Subsidiaries	Location	Capital stock	Main business
Woori Bank	Korea	3,381,400	Finance
Woori Card Co., Ltd.	Korea	896,300	Finance
Woori Investment Bank Co., Ltd.	Korea	337,100	Other credit finance
Woori FIS Co., Ltd.	Korea	24,500	System software development & maintenance
Woori Finance Research Institute Co., Ltd.	Korea	3,000	Other service business
Woori Credit Information Co., Ltd.	Korea	5,000	Credit information
Woori Fund Service Co., Ltd.	Korea	10,000	Finance
Woori Asset Trust Co., Ltd	Korea	15,300	Finance
Woori Asset Management Corp.	Korea	20,000	Finance
Woori Private Equity Asset Management Co., Ltd.	Korea	30,000	Finance
Woori Global Asset Management Co., Ltd.	Korea	20,000	Finance

	March 31, 2020			December 31, 2019
Subsidiaries (*1)	Number of shares	Percentage of ownership (%)(*2)	Financial statements date of use	Number of shares	Percentage of ownership (%)(*2)	Financial statements date of use
Woori Bank	676,000,000	100.0	March 31, 2020	676,000,000	100.0	December 31, 2019
Woori Card Co., Ltd.	179,266,200	100.0	March 31, 2020	179,266,200	100.0	December 31, 2019
Woori Investment Bank Co., Ltd.	403,404,538	59.8	March 31, 2020	403,404,538	59.8	December 31, 2019
Woori FIS Co., Ltd.	4,900,000	100.0	March 31, 2020	4,900,000	100.0	December 31, 2019
Woori Finance Research Institute Co., Ltd.	600,000	100.0	March 31, 2020	600,000	100.0	December 31, 2019
Woori Credit Information Co., Ltd.	1,008,000	100.0	March 31, 2020	1,008,000	100.0	December 31, 2019
Woori Fund Service Co., Ltd.	2,000,000	100.0	March 31, 2020	2,000,000	100.0	December 31, 2019
Woori Asset Trust Co., Ltd	1,560,000	67.2	March 31, 2020	1,560,000	67.2	December 31, 2019
Woori Asset Management Corp.	2,920,000	73.0	March 31, 2020	2,920,000	73.0	December 31, 2019
Woori Private Equity Asset Management Co., Ltd.	6,000,000	100.0	March 31, 2020	6,000,000	100.0	December 31, 2019
Woori Global Asset Management Co., Ltd.	4,000,000	100.0	March 31, 2020	4,000,000	100.0	December 31, 2019

(*1)	Only subsidiaries invested directly by the company are included.
(*2)	The percentage is based on the effective shareholding rate relative to the number of stocks outstanding.

(2)	Changes in the carrying value of investments in subsidiaries are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2020
	Beginning balance	Acquisition	Disposal	Ending balance
Woori Bank	17,921,151	—	—	17,921,151
Woori Card Co., Ltd.	1,118,367	—	—	1,118,367
Woori Investment Bank Co., Ltd.	392,795	—	—	392,795
Woori FIS Co., Ltd.	21,754	—	—	21,754
Woori Finance Research Institute Co., Ltd.	1,677	—	—	1,677
Woori Credit Information Co., Ltd.	16,466	—	—	16,466
Woori Fund Service Co., Ltd.	13,939	—	—	13,939
Woori Asset Trust Co., Ltd	224,198	—	—	224,198
Woori Asset Management Corp.	122,449	—	—	122,449
Woori Private Equity Asset Management Co., Ltd.	7,797	—	—	7,797
Woori Global Asset Management Co., Ltd.	33,000	—	—	33,000

Total	19,873,593	—	—	19,873,593

	For the period from January 11, 2019 (date of incorporation) to March 31, 2019
	Beginning balance (date of incorporation)	Acquisition	Disposal	Ending balance
Woori Bank (*1)	17,921,151		—	17,921,151
Woori FIS Co., Ltd. (*)	21,754	—	—	21,754
Woori Finance Research Institute Co., Ltd. (*)	1,677	—	—	1,677
Woori Credit Information Co., Ltd. (*)	16,466	—	—	16,466
Woori Fund Service Co., Ltd. (*)	13,939	—	—	13,939
Woori Private Equity Asset Management Co., Ltd. (*)	7,797	—	—	7,797

Total	17,982,784	—	—	17,982,784

(*)	Acquired by the comprehensive stock transfer at the date of incorporation.

10.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment as of March 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	March 31, 2020
	Building	Properties for business use	Leasehold improvements	Total
Premises and equipment(owned)	—	3,643	1,823	5,466
Right-of-use asset	1,813	742	—	2,555

Total	1,813	4,385	1,823	8,021

	December 31, 2019
	Building	Properties for business use	Leasehold improvements	Total
Premises and equipment(owned)	—	3,767	1,796	5,563
Right-of-use asset	1,436	384	—	1,820

Total	1,436	4,151	1,796	7,383

(2)	Details of premises and equipment (owned) as of March 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	March 31, 2020
	Properties for business use	Leasehold improvements	Total
Acquisition cost	4,644	2,323	6,967
Accumulated depreciation	(1,001)	(500)	(1,501)
Net carrying amount	3,643	1,823	5,466

	December 31, 2019
	Properties for business use	Leasehold improvements	Total
Acquisition cost	4,538	2,184	6,722
Accumulated depreciation	(771)	(388)	(1,159)
Net carrying amount	3,767	1,796	5,563

(3)	Details of changes in premises and equipment (owned) are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2020
	Properties for business use	Leasehold improvements	Total
Beginning balance	3,767	1,796	5,563
Acquisitions	106	138	244
Depreciation	(230)	(111)	(341)
Ending balance	3,643	1,823	5,466

	For the period from January 11, 2019 (date of incorporation) to March 31, 2019
	Properties for business use	Leasehold improvements	Total
Beginning balance	—	—	—
Acquisitions	4,285	1,938	6,223
Depreciation	(107)	(64)	(171)
Ending balance	4,178	1,874	6,052

(4)	Details of right-of-use assets as of March 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	March 31, 20120
	Building	Properties for business use	Total
Acquisition cost	3,704	985	4,689
Accumulated depreciation	(1,891)	(243)	(2,134)

Net carrying amount	1,813	742	2,555

	December 31, 2019
	Building	Properties for business use	Total
Acquisition cost	2,871	568	3,439
Accumulated depreciation	(1,435)	(184)	(1,619)

Net carrying amount	1,436	384	1,820

(5)

Details of changes in right-of-use assets for the three-month period ended March 31, 2020 and for the period from January 11, 2019 (date of incorporation) to March 31, 2019 are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2020
	Building	Properties for business use	Total
Beginning balance	1,436	384	1,820
New contracts	833	418	1,251
Depreciation	(456)	(60)	(516)

Ending balance	1,813	742	2,555

	For the period from January 11, 2019 (date of incorporation) to March 31, 2019
	Building	Properties for business use	Total
Beginning balance	—	—	—
New contracts	2,871	538	3,409
Depreciation	(359)	(45)	(404)

Ending balance	2,512	493	3,005

11.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	March 31, 2020
	Software	Development cost	Membership deposit	Construction in progress	Total
Acquisition cost	2,987	1,901	1,053	98	6,039
Accumulated amortization	(1,364)	(271)	—	—	(1,635)

Net carrying amount	1,623	1,630	1,053	98	4,404

	December 31, 2019
	Software	Development cost	Total
Acquisition cost	2,729	1,901	4,630
Accumulated amortization	(1,144)	(176)	(1,320)

Net carrying amount	1,585	1,725	3,310

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2020
	Software	Development cost	Membership deposit	Construction in progress	Total
Beginning balance	1,585	1,725	—	—	3,310
Acquisitions	258	—	1,053	98	1,409
Amortization	(220)	(95)	—	—	(315)

Ending balance	1,623	1,630	1,053	98	4,404

	For the period from January 11, 2019 (date of incorporation) to March 31, 2019
	Software	Construction in progress	Total
Beginning balance	—	—	—
Acquisitions	2,114	1,185	3,299
Amortization	(107)	—	(107)

Ending balance	2,007	1,185	3,192

12.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	March 31, 2020	December 31, 2019
Prepaid expenses	205	—

13.	DEBENTURES

Details of debentures are as follows (Unit: Korean Won in millions):

	March 31, 2020		December 31, 2019
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bonds:
Subordinated bonds	2.13 ~ 2.55	950,000	2.13 ~ 2.55	950,000
Deducted item:
Discounts on bonds		(2,266)		(2,321)

Total		947,734		947,679

14.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	March 31, 2020	December 31, 2019
Asset retirement obligation	711	600

(2)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2020	For the period from January 11, 2019 (date of incorporation) to March 31, 2019
Beginning balance	600	—
Increase	107	588
Amortization	4	3
Others	—	—

Ending balance	711	591

15.	NET DEFINED BENEFIT LIABILITY

The Company’s pension plan is based on the defined benefit retirement pension plan. Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of salary at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Company is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset

The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of blue chip bonds

A decrease in profitability of blue chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation

Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability are as follows (Unit: Korean Won in millions):

	March 31, 2020	December 31, 2019
Present value of defined benefit obligation	20,403	14,174
Fair value of plan assets	(10,026)	(10,692)

Net defined benefit liability	10,377	3,482

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2020	For the period from January 11, 2019 (date of incorporation) to March 31, 2019
Beginning balance	14,174	—
Subsequent amount from transferred-out (to transferred-in) company	4,168	7,029
Recruit / Transfer in	—	3,360
Current service cost	405	373
Interest cost	83	63
Remeasurements
Financial assumption	(20)	101
Demographic assumptions	—	—
Experience adjustment	1,668	—
Retirement benefit paid	(87)	—
others	12	—

Ending balance	20,403	10,926

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2020	For the period from January 11, 2019 (date of incorporation) to March 31, 2019
Beginning balance	10,692	—
Subsequent amount from transferred-out (to transferred-in) company	(601)	7,029
Interest income	67	1
Remeasurements	(26)	—
Retirement benefit paid	(106)	—

Ending balance	10,026	7,030

(4)

Plan assets wholly consist of fixed deposits as of March 31, 2020 and December 31, 2019. Among plan assets, realized returns on plan assets amount to 41 million Won and 1 million Won for the three-month period ended March 31, 2020 and for the period from January 11, 2019 (date of incorporation) to March 31, 2019, respectively.

(5)

The amount recognized in profit or loss and total comprehensive income related to the defined benefit plan for the three-month period ended March 31, 2020 and for the period from January 11, 2019 (date of incorporation) to March 31, 2019 is as follows:

	For the three-month period ended March 31, 2020	For the period from January 11, 2019 (date of incorporation) to March 31, 2019
Current service cost	405	373
Recruit/Transfer in	—	3,360
Net interest expense (Income)	16	62

Cost recognized in net income	421	3,795

Remeasurements (*)	1,674	101

Cost recognized in total comprehensive income	2,095	3,896

(*)	The amount is before income tax expense effect

(6)	Key actuarial assumptions used in defined benefit liability measurement are as follows:

	March 31, 2020	December 31, 2019
Discount rate	2.41%	2.40%
Future wage growth rate	5.27%	5.27%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		March 31, 2020	December 31, 2019
Discount rate	Increase by 1% point	(1,931)	(1,367)
	Decrease by 1% point	2,247	1,596
Future wage growth rate	Increase by 1% point	2,161	1,535
	Decrease by 1% point	(1,900)	(1,345)

16.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2020	December 31, 2019
Other financial liabilities:
Accounts payable	16,374	2,424
Unpaid dividends	505,587	—
Accrued expenses	6,641	6,651
Lease liabilities	2,341	1,568
Other miscellaneous financial liabilities	131	102

Sub-total	531,074	10,745

Other liabilities:
Other miscellaneous liabilities	1,146	4,142

Total	532,220	14,887

17.	DERIVATIVES

Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2020		December 31, 2019
	Nominal amount	Assets For trading	Nominal amount	Assets For trading
Equity Forwards	117,535	9,434	117,535	9,434

Derivatives held for trading are classified into financial assets at FVTPL in the statements of financial position (seeing Note 6).

18.	EQUITY

(1)	Details of equity as of March 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	March 31, 2020	December 31, 2019
Capital	3,611,338	3,611,338
Hybrid securities	1,396,636	997,544
Capital surplus	14,874,084	14,874,084
Accumulated other comprehensive income	(1,845)	(631)
Retained earnings	770,160	623,930

Total	20,650,373	20,106,265

(2)	The number of authorized shares and others of the Company are as follows:

	March 31, 2020	December 31, 2019
Shares of common stock authorized	4,000,000,000 Shares	4,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	722,267,683 Shares	722,267,683 Shares
Capital stock	3,611,338 million Won	3,611,338 million Won

(3)	Hybrid securities

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	March 31, 2020	December 31, 2019
Securities in local currency	2019-07-18	—	3.49	500,000	500,000
Securities in local currency	2019-10-11	—	3.32	500,000	500,000
Securities in local currency	2020-02-06	—	3.34	400,000	—
Issuance cost				(3,364)	(2,456)

Total				1,396,636	997,544

The hybrid securities mentioned above do not have maturity date but are redeemable after 5 years from the date of issuance.

(4)	Accumulated other comprehensive income

Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2020
	Beginning balance	Increase (decrease)	Income tax effect	Ending balance
Remeasurement loss related to defined benefit plan	(631)	(1,674)	460	(1,845)

	For the period from January 11, 2019 (date of incorporation) to March 31, 2019
	Beginning balance	Increase (decrease)	Income tax effect	Ending balance
Remeasurement loss related to defined benefit plan	—	(101)	28	(73)

(5)	Regulatory Reserve for Credit Loss

In accordance with Article 26 ~ 28 of the Financial holding company Supervision Regulations, the Company calculates and discloses the regulatory reserve for credit loss.

1)	Balance of the regulatory reserve for credit loss

Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	March 31, 2020	December 31, 2019
Beginning balance	692	—
Planned provision of regulatory reserve (reversal) for credit loss	94	692

Ending balance	786	692

2)	Provision of regulatory reserve for credit loss, adjusted net income after the provision of regulatory reserve and others

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	For the three-month period ended March 31, 2020	For the period from January 11, 2019 (date of incorporation) to March 31, 2019 (*2)
Net income before regulatory reserve	660,329	(14,641)
Provision of regulatory reserve for credit loss	94	—
Adjusted net income after the provision of regulatory reserve	660,235	(14,641)
Adjusted EPS after the provision of regulatory reserve (Unit: Korean Won) (*1)	902	(22)

(*1)	Dividends to hybrid securities are subtracted.
(*2)

In the case of unappropriated deficit, the regulatory reserve should be accumulated from the time unappropriated deficit is processed. As the deficit occurred in the period from January 11, 2019 (date of incorporation) to March 31, 2019, the regulatory reserve was not set aside.

19.	DIVIDENDS

Dividends per share and the total dividends for the fiscal year ending December 31, 2019 were 700 Won and 505,587 million Won, respectively, approved at the regular general shareholders’ meeting held on March 25, 2020. The financial statements of the current period include these unpaid dividends.

20.	NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2020	For the period from January 11, 2019 (date of incorporation) to March 31, 2019
Interest on due from banks	4,509	23
Other interest income	5	4

Total	4,514	27

(2)	Details of interest expense recognized are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2020	For the period from January 11, 2019 (date of incorporation) to March 31, 2019
Interest on borrowings	—	164
Interest on debentures	5,525	—
Other interest expense	3	3
Interest on lease liabilities	8	12
Total	5,536	179

21.	NET FEES AND COMMISSIONS INCOME

(1)	There are not fees and commissions income recognized for the three-month period ended March 31, 2020 and for the period from January 11, 2019 (date of incorporation) to March 31, 2019.

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2020	For the period from January 11, 2019 (date of incorporation) to March 31, 2019
Fees and commissions paid	470	1,056
Others	2,169	2,758
Total	2,639	3,814

22.	DIVIDEND INCOME

Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2020	For the period from January 11, 2019 (date of incorporation) to March 31, 2019
Dividend income recognized from investments in subsidiaries	677,795	—

23.	GENERAL AND ADMINISTRATIVE EXPENSES

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			For the three months ended March 31, 2020	For the period from January 11, 2019 (date of incorporation) to March 31, 2019
Employee benefits	Short-term employee benefits	Salaries	6,046	3,182
		Employee fringe benefits	2,069	504
	Share based payments		(24)	276
	Retirement benefit service costs		421	3,796

		Sub-total	8,512	7,758

Depreciation and amortization			1,172	682

Other general and administrative expenses	Rent		175	156
	Taxes and public dues		161	42
	Service charges		1,024	593
	Computer and IT related		533	289
	Telephone and communication		126	59
	Operating promotion		209	116
	Advertising		72	431
	Printing		16	39
	Traveling		21	25
	Supplies		45	25
	Insurance premium		—	145
	Reimbursement		218	157
	Vehicle maintenance		35	16
	Others		7	2

		Sub-total	2,642	2,095

	Total		12,326	10,535

(2)	Share-based payment

Details of performance condition share-based payment granted to executives as of March 31, 2020 and 2019 are as follows.

1)	Performance condition share-based payment

Subject to		Shares granted for the year 2019
Type of payment		Cash-settled
Vesting period		January 11, 2019 ~ December 31, 2022
Date of payment		2023-01-01
Number of shares measured as of the closing date (*)	As of March 31, 2020	77,728 shares
	As of December 31, 2019	77,728 shares

Subject to		Shares granted for the year 2020
Type of payment		Cash-settled
Vesting period		January 1, 2020 ~ December 31, 2023
Date of payment		2024-01-01
Number of shares measured as of the closing date (*)	As of March 31, 2020	35,203 shares
	As of December 31, 2019	—

(*)

The number of payable stocks is granted at the initial contract date and the payment rate is determined based on the achievement of the pre-determined performance targets. Performance is evaluated as long-term performance indication including relative shareholder return, net income, return on equity (ROE), non-performing loan ratio and job performance.

2)

The Company accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring every closing period. As of March 31, 2020 and December 31, 2019 the book value of the liabilities related to the performance condition share-based payments recognized by the company is 795 million Won and 819 million Won.

24.	OTHER NON-OPERATING INCOME (EXPENSES)

(1)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2020	For the period from January 11, 2019 (date of incorporation) to March 31, 2019
Other non-operating income	—	—
Other non-operating expense	(200)	(400)

Total	(200)	(400)

(2)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2020	For the period from January 11, 2019 (date of incorporation) to March 31, 2019
Donations	200	400

25.	INCOME TAX EXPENSE (INCOME)

Details of income tax expense (income) are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2020	For the period from January 11, 2019 (date of incorporation) to March 31, 2019
Current tax expense:
Current tax expense with respect to the current period	—	—

Sub-total	—	—

Deferred tax expense
Change in deferred tax assets(liabilities) due to temporary differences	819	(288)
Income tax expense directly attributable to equity	460	28

Sub-total	1,279	(260)

Income tax expense (income)	1,279	(260)

Income tax expense (income) was recognized based on the estimate of the best weighted average annual effective tax rate expected for the interim period. The weighted average annual effective tax rate for the March 31, 2020, is 0.2% and the interim period from January 11, 2019 (date of incorporation) to March 31, 2019 is tax income, so the annual effective tax rate was not calculated.

26.	EARNINGS PER SHARE (“EPS”)

(1)

Basic EPS is calculated by dividing net income attributable to common shareholders by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	For the three-month period ended March 31, 2020	For the period from January 11, 2019 (date of incorporation) to March 31, 2019
Net income attributable to Owners	660,329	(14,641)
Dividends to hybrid securities	(8,512)	—
Net income attributable to common shareholders	651,817	(14,641)
Weighted average number of common shares outstanding	722	680
Basic EPS (Unit: Korean Won)	902	(22)

(2)	The weighted average number of common shares outstanding is as follows:

	For the three-month period ended March 31, 2020
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares outstanding at the beginning of the period	2020-01-01~2020-03-31	722,267,681	91	65,726,358,971

Sub-total (①)				65,726,358,971

Weighted average number of common shares outstanding (②=(①/91)				722,267,681

	For the period from January 11, 2019 (date of incorporation) to March 31, 2019
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2019-01-11~2019-03-31	680,164,306	80	54,413,144,480

Sub-total (①)				54,413,144,480

Weighted average number of common shares outstanding (②=(①/80)				680,164,306

Diluted EPS is equal to basic EPS because there is no dilution effect for the three-month period ended March 31, 2020 and for the period from January 11, 2019 (date of incorporation) to March 31, 2019.

27.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Litigation case

As of March 31, 2020 and December 31, 2019, the Company has no litigation case in progress.

(2)	Details of loan commitments with financial institutions are as follows (Unit: Korean Won in millions):

		March 31, 2020		December 31, 2019
	Financial institutions	Line of credit	Loan balance	Line of credit	Loan balance
Loans	Standard Chartered Bank Korea Ltd.	65,000	—	65,000	—
	Kookmin Bank	35,000	—	35,000	—

	Total	100,000	—	100,000	—

(3)

The Company decided to enter into a stock sales agreement with a major shareholder of Woori Asset Trust Co., Ltd (formerly Kukje Asset Trust Co., Ltd) to acquire 44.5% interest (58.6% of voting rights) during July, 2019, and to acquire additional 21.3% interest (28.0% of voting rights) after a certain period. As a result, the Company acquired the interest of the first sales agreement in December 2019 and is planning to acquire the interest of the second sales agreement after a certain period.

In regards to this acquisition, the Company recognized 9,434 million Won as derivative assets as of March 31, 2020 and December 31, 2019 (seeing Note 17).

(4)

On March 31, 2020, the Financial Services Commission, the Korea Development Bank, and the five major financial groups, 17 leading financial institutions and Korea Securities Finance agreed to create a Korea Fund (Securities Market Stabilization Fund) together to cope with the crisis in the securities market. Woori Financial Group will participate in the fund within 1 trillion Won.

28.	RELATED PARTY TRANSACTIONS

Related parties of the Company as of March 31, 2020 and December 31, 2019, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the three-month period ended March 31, 2020 and for the period from January 11, 2019 (date of incorporation) to March 31, 2019 are as follows:

(1) Related parties

Related parties
Subsidiaries	Woori Bank, Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Asset Trust Corp. Ltd., Woori Asset Management Corp., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori America Bank, PT Bank Woori Saudara Indonesia 1906 Tbk, Woori Global Markets Asia Limited, Woori Bank China Limited, AO Woori Bank, Banco Woori Bank do Brasil S.A., Korea BTL Infrastructure Fund, Woori Finance Myanmar Co., Ltd., Wealth Development Bank, Woori Bank Vietnam Limited, WB Finance Co., Ltd., Woori Bank Europe, TUTU Finance-WCI Myanmar Co., Ltd., Woori Bank Principal and Interest Guaranteed Trust and Woori Bank Principal Guaranteed Trust (“Consolidated trusts”), Kumho Trust First Co., Ltd. and 62 SPCs, Heungkuk Woori Tech Company Private Placement Investment Trust No. 1 and 13 beneficiary certificates

Associates	W Service Networks Co., Ltd., Korea Credit Bureau Co., Ltd., Korea Finance Security Co., Ltd., Lotte card Co., Ltd, Chin Hung International Inc., 2016KIF-IMM Woori Bank Technology Venture Fund, K BANK Co., Ltd., Well to Sea No. 3 Private Equity Fund, and others (Dongwoo C & C Co., Ltd. and 32 associates)

(2) Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party	Title of account	March 31, 2020	December 31, 2019
Woori Bank	Cash and cash equivalents	1,089,749	43,670
	Other financial assets	1,234,974	1,229,181
	Allowance for credit losses	(263)	(263)
	Other financial liabilities	17,685	601
Woori Card Co., Ltd.	Other financial assets	50,607	37,754
	Other financial liabilities	175	267
Woori FIS Co., Ltd.	Other financial assets	1,705	1,386
	Other financial liabilities	369	190
Woori Finance Research Institute Co., Ltd.	Other financial assets	99	21
	Other financial liabilities	—	1,320
Woori Credit Information Co., Ltd.	Other financial assets	1,038	568
Woori Fund Service Co., Ltd.	Other financial assets	624	556
Woori Private Equity Asset Management Co., Ltd.	Other financial assets	15	—
W Service Networks Co., Ltd.	Other financial liabilities	104	64

(3) Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

		For the three-month period ended March 31, 2020	For the period from January 11, 2019 (date of incorporation) to March 31, 2019
Related party	Title of account
Woori Bank	Interest income	4,514	27
	Dividend income	676,000	—
	Interest expenses (*)	9	22
	Fees and commissions expense	2	—
	General and administrative expenses (*)	626	512
Woori FIS Co., Ltd.	General and administrative expenses	485	149
Woori Finance Research Institute Co., Ltd.	Fees and commissions expenses	1,575	1,279
Woori Credit Information Co., Ltd.	Dividend income	494	—
Woori Fund Service Co., Ltd.	Dividend income	521	—
Woori Asset Trust Co., Ltd	Dividend income	780	—
W Service Networks Co., Ltd.	General and administrative expenses	258	177

(*)	The depreciation of right-of-use assets and interest expense of lease liabilities arising from lease transactions during the current term are included.

(4) The details of the right-of-use assets and lease liabilities due to lease transactions with related parties as of the end of the current term are as follows (Unit: Korea Won in millions):

Related parties	Title of account	March 31, 2020	December 31, 2019
Woori Bank	Right-of-use assets (*1)	1,813	1,436
	Lease liabilities (*2)	1,566	1,164

(*1)	Asset retirement obligations due to lease transactions are included.
(*2)

Cash outflows of lease liabilities redemption for the three-month period ended March 31, 2020 and for the period from January 11, 2019 (date of incorporation) to March 31, 2019 are 321 million Won, 256 million Won, respectively.

(5) There are no major loan and borrowing transactions with related parties for the three-month period ended March 31, 2020 and for the period from January 11, 2019 (date of incorporation) to March 31, 2019.

(6) There are no guarantees provided to the related parties. The unused commitments provided from the related parties are as follows (Unit: Korean Won in millions):

	March 31, 2020	December 31, 2019	Warranty
Woori Card Co., Ltd.	298	495	Unused loan commitment

(7) Compensation for key management is as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2020	For the period from January 11, 2019 (date of incorporation) to March 31, 2019
Short-term employee salaries	1,219	609
Retirement benefit service costs	173	280
Share-based compensation	7	189

Total	1,399	1,078

Key management includes registered executives and non-registered executives. The Company has not recognized any outstanding assets, liabilities, allowance and related impairment loss due to credit losses from transaction with key management as of March 31, 2020 and December 31, 2019.

29.	LEASES

(1)	The future lease payments under the lease contracts are as follows (Unit: Korean Won in millions):

	March 31, 2020	December 31, 2019
Lease payments:
Within one year	1,930	1,341
After one year but within five years	439	249

Total	2,369	1,590

(2)	Total cash outflows from lease are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2020	For the period from January 11, 2019 (date of incorporation) to March 31, 2019
Cash outflows from lease	370	287

(3)

Details of lease payments that are not included in the measurement of lease liabilities due to the fact that they are leases for which the underlying asset is of low value are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2020	For the period from January 11, 2019 (date of incorporation) to March 31, 2019
Lease payments for which the underlying asset is of low value	28	20

There are no lease payments not included in the lease liabilities measurement, resulting from short-term leases for the three-month period ended March 31, 2020 and for the period from January 11, 2019 (date of incorporation) to March 31, 2019.